JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

January 17, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed October 25, 2012
File No. 001-14063

Dear Mr. Gilmore:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to the comments set forth in your letter dated January 7, 2013 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment.

Comment 1

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Comprehensive Income, page 63

1.	Upon adoption of ASU 2011-05 please confirm that you will disclose total other comprehensive income in your Consolidated Statements of Comprehensive Income. See ASC 220-10-45-1B.

Securities and Exchange Commission

January 17, 2013

Response to Comment 1

The Company confirms that upon adoption of ASU 2011-05 that it will disclose “total other comprehensive income (loss)” in its Consolidated Statements of Comprehensive Income. As the Company adopted ASU 2011-05 during its first quarter of fiscal year 2013, please refer to Jabil’s Form 10-Q filed on January 8, 2013 with the SEC to review such presentation.

Comment 2

Note 4 – Income Taxes

a.	Provision for Income Taxes, page 71

2.	We note that the increase in your valuation allowance significantly impacted your income tax expense and net income in fiscal year 2012. Based on your disclosure on page 99 we note that there were both increases and decreases to costs and expenses and there were changes charged to other accounts yet these amounts are not explained in your footnote or MD&A disclosures. Please describe the increases and decreases to your valuation allowance for all years presented and tell us how you considered providing more detailed disclosure in your footnotes and MD&A.

Response to Comment 2

The valuation allowance additions/ reductions charged to costs and expenses during fiscal years 2012, 2011, and 2010 primarily related to charges to income tax expense for (a) adjustments in the valuation allowance due to current year operating activity and (b) adjustments in the valuation allowances due to changes in judgment about the realizability of the related deferred tax assets that were in existence as of the beginning of the year. The Company does not consider the adjustments in the valuation allowances due to changes in judgment to be material to its consolidated financial statements.

The valuation allowance additions/ reductions charged to other accounts during fiscal years 2012, 2011, and 2010 primarily related to (a) valuation allowances established in purchase accounting for the Telmar Network Technology, Inc. and F-I Holding Company acquisitions, (b) the write-off of deferred tax assets (including NOL carryforwards) and the corresponding valuation allowances related to the expiration of tax attributes and the disposition of subsidiaries in France and Italy, (c) balance sheet reclasses related to ASC 740-10 reserves, and (d) foreign currency translation adjustments. These additions/ reductions did not impact the Company’s income tax expense.

The Company considered the following guidance when determining the footnote and MD&A disclosures:

1)	ASC 740-10-50-9 states, “The significant components of income tax expense attributable to continuing operations for each year presented shall be disclosed in the financial statements or notes thereto. Those components would include, for example:

Securities and Exchange Commission

January 17, 2013

(h) Adjustments of the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years...”

2)	Item 303(a)(3)(i) of Regulation S-K states a company should “Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

The Company disclosed the income tax expense related to the net change in valuation allowances in “Note 4 – Income Taxes” of the Company’s consolidated financial statements. The valuation allowance additions/reductions during fiscal years 2012, 2011, and 2010 due to changes in judgment were not disclosed separately in the tax footnote because the changes were not “significant components of income tax expense attributable to continuing operations.” Furthermore, the Company did not describe the transactions in MD&A as the changes were not “unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations.” The Company closely monitors all components of the valuation allowance accounts and how they impact costs, expenses and other accounts. We will continue to review material changes to ensure adequate disclosures are included in future SEC filings.

*            *             *

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 17, 2013

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s January 7, 2013 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted, JABIL CIRCUIT, INC.

By:	/s/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander Chief Financial Officer

cc:	Robert L. Paver, General Counsel, Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
James R. Estes, Partner, Ernst & Young LLP